Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS(1)
FOR THE YEARS ENDED DECEMBER 31

	2004	2003
A Net income (loss) as reported, Canadian GAAP ($ millions)	298.6	(126.3)
B Items adjusting net income (loss)(2) ($ millions)	(8.1)	42.1
C Net income (loss), US GAAP(2) ($ millions)	290.5	(84.2)
D Weighted average number of shares outstanding	107,967,000	104,460,000
E Net additional shares issuable for diluted earnings (loss) per share calculation	2,772,000	–

CANADIAN GAAP
Basic earnings (loss) per share (A/D)	2.77	(1.21)
Diluted earnings (loss) per share (A/(D+E))	2.70	(1.21)

UNITED STATES GAAP
Basic earnings (loss) per share(2) (C/D)	2.69	(0.81)
Diluted earnings (loss) per share(2) (C/(D+E))	2.62	(0.81)
(1)   All comparative share and per-share data have been retroactively adjusted to reflect our two-for-one stock split effected by way of stock dividend in 2004.
(2)   US GAAP figures restated, as described and quantified in Note 36 to the company’s consolidated financial statements included in this Amendment.